Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2006

Mr. Steven D. Skolsky
Chief Executive Officer
Trimeris, Inc.
3500 Paramount Parkway
Morrisville, NC 27560

Re: Trimeris, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 000-23155

Dear Mr. Skolsky:

        We have completed our review of the above filings and have no further comment
at this time.

                                                        Sincerely,

                                                        Jim Atkinson
                                                        Accounting Branch Chief